News Release
B2Gold Reports Record First Quarter 2013 Adjusted Net Earnings of $40.0 Million

Vancouver, May 15, 2013 – B2Gold Corp. (TSX: BTO, OTCQX: BGLPF, NSX: B2G) (“B2Gold” or the “Company”) reports results from its operations for the first quarter ended March 31, 2013. All dollar figures are in United States dollars unless otherwise indicated. Highlights from the first quarter include:

2013 First Quarter Results

  Completed CGA Mining Limited (“CGA Mining”) acquisition
  Record cash flow from operating activities of $45.1 million ($0.08 per share), an increase of 67% over the first quarter 2012
  Record adjusted net earnings of $40.0 million ($0.07 per share)
  Record gold revenue of $154.9 million
  Record gold sales of 95,042 ounces
  Record attributable gold production of 79,661 ounces (based on the January 16, 2013 acquisition date of CGA Mining)
  Consolidated operating cash cost of $722 per ounce of gold
  Cash and cash equivalents of $120.7 million at quarter end
  Closed corporate revolving credit facility of $150 million
  Commenced construction at the Otjikoto Gold Project in Namibia
  Completed sale of Brucejack property royalty subsequent to quarter end for $45 million

Financial Results

Gold revenue for the first quarter of 2013 was a record $154.9 million on sales of 95,042 ounces at an average price of $1,629 per ounce compared to $63.9 million on sales of 37,853 ounces at an average price of $1,687 per ounce in the 2012 first quarter.

In the first quarter, the Masbate Mine accounted for $86.6 million in gold revenue from the sale of 52,882 ounces, La Libertad Mine accounted for $43.4 million in gold revenue from the sale of 26,760 ounces while $24.9 million was contributed by the Limon Mine from the sale of 15,400 ounces. The significant increase of 142% in revenue was mainly due to higher gold production and from the sale of CGA Mining’s gold product inventory, acquired on January 16, 2013 as part of the CGA Mining acquisition.

Gold revenue of $154.9 million includes a non-cash amount of $9.4 million related to the amortization of deferred revenue, associated with the fair value adjustment of the gold forward contracts acquired as part of the CGA Mining acquisition. On January 16, 2013, the Company assumed the gold forward contracts related to the Masbate project of 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. These gold contracts were revalued based on $1,678 per ounce (the fair market value on acquisition). The Company intends to deliver into the gold contracts at the end of each month and will therefore record the sale based on the $1,678 per ounce of gold fair value, as required under IFRS, rather than at the average cash realized value of $913 per ounce.

Adjusted net earnings were $40 million ($0.07 per share) compared to $20.7 million ($0.05 per share) in the same period of 2012. The Company’s first quarter earnings were affected by non-cash fair value adjustments related to the purchase accounting of CGA Mining. Adjusted net earnings excludes: a non-cash inventory fair value expense adjustment of $32.4 million (related mainly to Masbate Mine finished gold inventory of 32,381 ounces of gold which were sold subsequent to the acquisition date and valued at the average spot gold price on January 16, 2013), non-cash amortized deferred gold revenue of $9.4 million was deducted, and one-off CGA Mining acquisition costs of $5.9 million were added back. In addition, adjusted net earnings excluded other non-cash charges for: share-based compensation expense of $2.9 million (Q1 2012 – $nil), write-down of long-term investments of $3.5 million (Q1 2012 – $nil), unrealized derivative losses of $2.4 million (Q1 2012 - $nil), non-cash deferred income tax expense of $0.7 million (Q1 2012 – $2.7 million), and non-realized foreign exchange losses of $1.6 million (Q1 2012 – foreign exchange gains of $0.4 million).

Cash flow from operating activities before changes in working capital, for the first quarter of 2013 was $45.1 million ($0.08 per share), an increase of 67% over the comparable period in 2012 and a quarterly record for the Company. Clive Johnson, the Company’s President and Chief Executive Officer stated; “We are very pleased with the operating performance of our three operating mines which generated record consolidated operating cash flow in the first quarter.”

For the first quarter of 2013, the Company generated (GAAP) net income of $0.06 million ($0.00 per share) compared to $14.5 million ($0.04 per share) in the equivalent period of 2012. As discussed above, the Company’s first quarter earnings were distorted by non-cash fair value adjustments related to the purchase accounting of CGA Mining.

B2Gold’s first quarter 2013 management discussion and analysis and financial results are available on the Company’s website at – http://www.b2gold.com/investor-relations/financials.html.

Liquidity and Capital Resources

The Company remains in a strong financial position, with $120.7 million in unrestricted cash as at March 31, 2013, compared to cash and cash equivalents of $67.9 million at the end of the fourth quarter of 2012 and $97.7 million at March 31, 2012. The Company’s financial position is attributable to the Company’s strong operating performance and cash acquired as part of the CGA Mining transaction. During the quarter the Company drew down $25 million from the Macquarie Bank Limited (“Macquarie”) credit facility which was replaced in April upon the closing of the $150 million Revolving Credit Facility. The largest investment expenditures during the quarter related to CGA Mining acquisition costs of $16 million and feasibility and development activities at the Gramalote project of $14.8 million.

Working capital at the end of the quarter was $113.6 million compared to working capital of $92.1 million at December 31, 2012 and $118.2 million at March 31, 2012.

Operations

With the recent CGA Mining acquisition on January 16, 2013 and continued strong performance from its Nicaraguan operations, the Company achieved another new quarterly production record. The Company’s consolidated gold production during the first quarter of 2013 was 79,661 ounces of gold, an increase of 130% compared to 34,602 ounces produced over the same period in 2012. First quarter consolidated gold production would have been 86,747 ounces, an increase of 151% over last year’s comparative period, if Masbate’s gold production from January 1, 2013 had been included.

Consolidated operating cash costs for the first quarter were $722 per ounce of gold compared to budget of $785 per ounce. The favourable $63 per ounce variance was mainly the result of higher than budgeted gold production from the Libertad and Limon mines. Operating costs increased to $722 per ounce in the quarter from $587 per ounce in the same period last year, mainly due to anticipated higher operating costs at the Masbate Mine and a slight ($29 per ounce) increase related to the combined Nicaraguan mines.

The Company is projecting another record year for gold production in 2013, with consolidated production from La Libertad and Limon Mines in Nicaragua estimated to total 185,000 to 195,000 ounces of gold at a cash operating cost of $605 to $635 per ounce. With the completion of the CGA Mining transaction, the Company is projecting consolidated gold production in 2013 of 360,000 to 380,000 ounces from La Libertad, Limon and Masbate mines.

Masbate Mine, Philippines

First quarter gold production at the recently acquired Masbate Mine in the Philippines was 43,554 ounces. Attributable gold production to B2Gold based on the January 16, 2013 acquisition date was 36,467 ounces at an operating cash cost of $846 per ounce and a total cash cost of $889 per ounce from 1,263,802 tonnes of ore milled at an average grade of 1.08 grams per tonne (“g/t”) gold. This compares to the forecast of 36,720 ounces from the January 16, 2013 acquisition date at an operating cash cost of $883 per ounce.

Gold production in the first quarter was slightly under forecast due to lower throughput tonnage as a result of the SAG mill motor change out due to failure during a restart and work on the crusher ROM bin. This was offset by higher gold recoveries of 83.2% compared to forecast of 80.8% . Gold recovery outperformed forecast as the Company identified optimal ore sources that carried better than forecast gold recoveries. Mill throughput averaged 16,850 tonnes of ore per day for the quarter.

New SAG mill shell and ends will be installed early in the fourth quarter. In addition, related motors and gear boxes will be upgraded at that time. The current SAG mill, which had cracking issues in the past and has been repaired, continues to perform acceptably and continues to be monitored.

Per ounce operating cash costs for the Masbate Mine in the first quarter were better than forecast mainly due to slightly better grade (1.08 g/t versus 1.04 g/t forecast), better recovery (83.2% versus 80.8% forecast) offset by slightly lower throughput (1,263,802 tonnes versus forecast of 1,351,646 tonnes). Maintenance costs improved due to a new maintenance schedule. Mining costs were also lower than forecast as a result of lower haulage costs.

The Masbate Mine is projected to produce 175,000 to 185,000 ounces of gold in 2013. B2Gold plans to release full guidance on the Masbate Mine near mid-year of 2013 once the Company has had additional time to complete a new mine plan and cost estimate based on updated mineral reserve.

An aggressive 2013 exploration program totaling $11 million is underway with three drill rigs currently working. The Masbate project is a low sulphidation epithermal vein system with a tenement which covers 16 kilometres of very prospective ground with well-defined vein systems. The 2013 exploration program will comprise reserve/resource drilling on numerous mine veins including Main Vein and Colorado as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. Exploration drilling is also planned for the Bart Ag and Balete veins located 12 kilometres southeast of the mine. In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource.

High grade gold mineralization was recently intersected on the Montana North vein located 200 metres northwest of the current resource. Drill hole MONRC021 intersected 9 metres true width grading 24.43 g/t gold. The vein is open to the northwest and plans are underway to step-out drill this new high grade target.

La Libertad Mine, Nicaragua

La Libertad Mine continued its excellent performance in the first quarter of 2013, producing 29,124 ounces of gold at an operating cash cost of $588 per ounce and a total cash cost of $622 per ounce from 487,917 tonnes of ore milled at an average grade of 1.98 g/t gold. This compares to the budget of 27,965 ounces at an operating cash cost of $661 per ounce.

Gold production in the first quarter was higher than budget mainly due to higher throughput tonnage and higher gold recoveries of 93.8% compared to budget of 92%. Gold recovery continues to outperform budget as the Company optimizes its plant processes. Ore during the quarter was sourced primarily from Mojon (49%) and Crimea (47%) and both pits are providing better grades than anticipated. Ore from the Santa Maria Pit (4%) began relatively late in the quarter. Mill throughput averaged 5,421 tonnes of ore per day for the quarter.

Per ounce operating cash costs for La Libertad Mine in the first quarter were better than budget due to higher production, slightly better grade (1.98 g/t versus 1.96 g/t budget), better recovery (93.8% versus 92% budget), better throughput (487,917 tonnes versus budget of 482,442 tonnes) and higher than expected by-product silver credits. Improvements to plant performance continue in 2013.

The Libertad Mine is projected to produce 131,000 to 137,000 ounces of gold in 2013 at an operating cash cost of $560 to $590 per ounce. Gold production for the first half of 2013 is estimated to total 56,000 to 59,000 ounces of gold at a cash operating cost of approximately $620 to $650 per ounce and for the second half of 2013 75,000 to 78,000 ounces of gold at a cash operating cost of approximately $515 to $545 per ounce.

Limon Mine, Nicaragua

The Limon open pit and underground Mine (the “Limon Mine”) also had an outstanding quarter, producing 14,070 ounces of gold during the first quarter of 2013 at an operating cash cost of $674 per ounce and a total cash cost of $776 per ounce from 108,030 tonnes of ore milled at an average grade of 4.43 g/t gold at a processed gold recovery of 91.5% . This compared to the budget of 12,942 ounces of gold at an operating cash cost of $720 per ounce. Higher gold production was mainly due to better surface pit grades, increased plant operating time, and ongoing plant improvements. In the month of March Limon produced 5,200 ounces of gold and achieved its best monthly production since being acquired by the Company in March 2009.

The Limon Mine is projected to produce approximately 54,000 to 58,000 ounces of gold in 2013 at an operating cash cost of approximately $715 to $745 per ounce. Gold production for the first half of 2013 is estimated to total approximately 26,000 to 28,000 ounces of gold at a cash operating cost of approximately $710 to $740 per ounce and for the second half of 2013 approximately 28,000 to 30,000 ounces of gold at a cash operating cost of approximately $720 to $750 per ounce.

Development Projects

Otjikoto Property, Namibia

As previously announced, construction commenced in the first quarter at the Otjikoto gold project in Namibia, located 300 kilometres north of Namibia's capital city of Windhoek (see news release dated January 10, 2013).

The site development will take place year round, utilizing a work force of experienced Namibian nationals, trained and supervised by Namibian and expatriate supervision. The mills and primary crusher were ordered in December 2012. The areas for the construction site have now been fully cleared, security fencing is being placed, the first batch of mining equipment has been delivered and earthworks have commenced. Expenditures for the first quarter totaled approximately $7.8 million (on a cash basis) versus the quarterly budget of $25 million. The shortfall in spending is due to the timing of invoicing for capital and engineering items. Although the timing of payments has lagged the original budget, the project remains on schedule and expenditures are expected to catch up to budget over the next three quarters.

Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t gold containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period.

Based on the previously released Feasibility Study by the Company, the current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce (see news release dated January 10, 2013).

The Otjikoto gold project has excellent exploration potential. Subsequent to quarter end the Company announced additional positive drilling results on the new high grade Wolfshag zone near the current planned Otjikoto open pit (see news release dated April 10, 2013). Of note, step-out diamond drill hole number WH12-345 returned 35.70 metres grading 4.82 g/t gold, including 15.30 metres grading 7.93 g/t gold, from the recently discovered Wolfshag zone. These positive drill results from the Wolfshag zone indicate the potential to outline additional resources that could lead to the expansion of production at the Otjikoto gold project. Three diamond drill rigs are currently active on the property, focused on the exploration and definition of the Wolfshag zone and parallel structures. An initial inferred resource estimate for the zone is expected by the fourth quarter of 2013. The Otjikoto exploration budget for 2013 is $8.0 million.

Gramalote Property, Colombia

(B2Gold 49% / AngloGold Ashanti Limited (“AngloGold”) 51%)

The Company and joint venture partner AngloGold are in the process of completing a prefeasibility study on the Gramalote property, located 80 kilometres northeast of Medellin in central Colombia. Additional test work and engineering associated with identified potential opportunities are being carried out. A supplemental budget of $26.1 million (100%) was approved covering the period from December 2012 through February 2013 and included trade-off studies to conform the optimum size of the project, additional land acquisitions, exploration and development drilling and community and social programs. Each partner has funded its share of expenditures pro-rata.

Based on positive exploration results, exploration and development drilling will continue through July 2013 to better define the mineral resource and assure that the optimum plant size is determined. Work programs and engineering associated with the completion of the Environmental Impact Assessment (“EIA”) will also be completed during this period so that the EIA can be submitted to government authorities in August 2013. As a result of this additional work, the final prefeasibility results will be complete in the third quarter of 2013. This will allow sufficient time for the inclusion of new information, an updated mineral resource estimate and potential modifications to the prefeasibility study. The final feasibility study is scheduled to be completed by the fourth quarter of 2014. The Company is currently in discussions with AngloGold to agree on work programs and a budget from May 2013 through October 2013, to complete the prefeasibility at which time a decision will be made on whether to advance the project to final feasibility.

The Company believes the Gramalote project has the potential to become a large scale open pit gold mine (subject to completion of a Feasibility Study, permitting and financing).

Subsequent Event – Sale of Brucejack Royalty

Subsequent to quarter end, the Company, on May 13, 2013 completed the sale to Franco-Nevada Corporation of all of its rights, title and interest in and to an existing 1.2% net smelter returns royalty (“NSR”), covering Pretium Resources Inc.’s Brucejack gold project in northwestern British Columbia for $45 million in cash. The sale was completed pursuant to the terms of a royalty purchase agreement between the Company and Franco-Nevada Corporation dated May 7, 2013. Macquarie Capital Markets Canada Ltd. acted as financial advisor to B2Gold in connection with the transaction.

The Brucejack royalty was acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR. As a result, the Company will record a $45 million gain on disposal of the NSR in the second quarter of 2013.

Outlook

B2Gold is pleased to report on another excellent quarter. The Company continues its strong operating and financial performance with record quarterly gold production, gold revenue and cash flow from operating activities from the La Libertad and Limon mines in Nicaragua and the Masbate Mine in the Philippines, leaving B2Gold in a strong cash position at quarter end.

Looking forward B2Gold’s objective is to continue its strong operating performance and financial results, optimize production at the Limon, La Libertad and Masbate mines and advance its development and exploration projects. In addition, the Company will continue its demonstrated commitment to mining responsibly, focusing on safety, environmental protection and social programs at the projects and in the communities in which the Company works.

There are a number of opportunities to optimize operations and improve operating costs at the Masbate Mine which will be evaluated in the coming months. Improved fleet efficiency, grade control and ore management strategies, and tailings dam management strategies are among the areas that will be under review.

The current focus is for B2Gold technical staff to work with Masbate onsite personnel to review and revise the mine geological model, metallurgical delineations, and plant recoveries. Mine sequencing will be reviewed and a new interim mine plan will be generated during the second quarter. Pit designs will be reviewed and new reserves issued early in the third quarter.

The potential for plant expansion will be methodically investigated so that Masbate will be set to move forward with a new life of mine plan and processing plan by year end. An extensive metallurgical testwork program, which is essential groundwork for expansion analysis, has been designed and will begin in the second quarter.

Gold production at La Libertad is projected to increase in 2013 and 2014 due to the processing of higher grade ore from the Jabali deposit through the Libertad mill. The Company is projecting gold production to increase to approximately 360,000 to 380,000 ounces in 2013 and approximately 400,000 ounces in 2014. With the successful development of the Otjikoto project in Namibia, currently in construction and scheduled to commence production in the fourth quarter of 2014, the Company is projecting 2015 gold production of approximately 550,000 ounces, based on current assumptions. And with the potential development of the Gramalote project (B2Gold 49%/AngloGold Ashanti Limited 51%) in Colombia, gold production could increase to over 700,000 ounces in 2017.

Growth Strategy

B2Gold is committed to continue its growth through exploration and acquisition opportunities whilst maximizing shareholder value. During continued uncertain times in worldwide markets, the Company continues to prioritize maximizing strong operating and financial performance, maintain a solid cash position, and focus on developing its growth projects, funding them largely from cash from operations and keeping debt at manageable levels.

Management believes that there will be significant acquisition opportunities in this environment for companies with proven technical teams and strong financial performance. While the Company’s near term focus is on optimizing production at the mines and developing its existing projects, the Company will continue to review acquisition opportunities. Our discipline toward acquisitions will continue to be focusing on projects that are accretive to our shareholders based on the existing asset. The Company will not pursue acquisitions that require the hope of exploration success or higher gold prices to be justified or accretive.

Conference Call Details

B2Gold will host a conference call and webcast to discuss the first quarter results on Wednesday, May 15, 2013 at 5:00 am PST / 8:00 am EST. You may access the call by dialing the operator at 416-340-8527 or toll free 877-440-9795 prior to the scheduled start time. A playback version of the call will be available for one week after the call by dialing 905-694-9451 or toll free 800-408-3053 (pass code: 8903179). The webcast of the call can be accessed from B2Gold’s web site at www.b2gold.com.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.